UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act
of 1934

Persimmon Growth Partners Fund, L.P.

(Name of Subject Company (Issuer))

Units of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Gregory S. Horn

President

Persimmon Growth Partners Fund, L.P.

1777 Sentry Parkway West, Gwynedd Hall, Suite 102

Blue Bell, PA 19422

(877) 502-6840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Person(s))

Calculation of Filing Fee

Persimmon Growth Partners Fund, L.P. (the “Fund”)

Transaction Valuation: $31,924,497.77 (a) Amount of Filing Fee: $3,658.55 (b)

Total Filing Fee: $3,658.55

(a)        Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for all of the Persimmon Growth Partners Fund, L.P.’s outstanding shares of beneficial interest is based on the total net asset value of the Fund’s outstanding shares of beneficial interest as of August 31, 2012.

(b)         Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	Schedule TO

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Filing Party:	Persimmon Growth Partners Fund, L.P.

Date Filed:	September 28, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Persimmon Growth Partners Fund, L.P., a Delaware limited partnership (the “Issuer”), to purchase up to the full net asset value of the Issuer’s shares of beneficial interest (“Units”) , as are properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time on November 1, 2012, unless extended. The Issuer is offering to purchase Units, without interest, net to the participating investors (“Investors”) in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Repurchase, dated as of October 1, 2012, and the Letter of Transmittal, which as each may be amended or supplemented from time to time, together constitute the “Repurchase Offer”.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEMS 1 through 9 and 11. The information in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10.   FINANCIAL STATEMENTS. The Issuer registered under the Investment Company Act on August 24, 2010.  Audited financial statements for the fiscal year ended March 31, 2011 are included in the Issuer’s Form N-CSR, which was filed on June 10, 2011. Unaudited financial statements through September 30, 2011 are included in the Issuer’s Form N-CSR, which was filed on December 9, 2011, and amended on January 9, 2012. Audited financial statements for the fiscal year ended March 31, 2012 are included in the Issuer’s Form N-CSR, which was filed on June 11, 2012. The Issuer is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Issuer is an investment fund that does not calculate earnings per share or book value per share.  The Issuer’s assets will be reduced by the amount of the tendered interests that are purchased by the Issuer.  Thus, income relative to assets may be affected by the Offer.

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ITEM 12.  EXHIBITS.

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Repurchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012	Persimmon Growth Partners Fund, L.P.

	By:	/s/ Gregory S. Horn

Name: Gregory S. Horn
Title: President

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TABLE OF CONTENTS

I.	SUMMARY TERM SHEET		2
II.	REPURCHASE OFFER TERMS		7
	1.	Company Information	7
	2.	Identity and Background of Filing Person	8
	3.	The Repurchase Offer	8
	4.	Expiration Date	9
	5.	Net Asset Value Determination Date	9
	6.	Net Asset Value	9
	7.	Payment for Repurchased Units	10
	8.	Increase in Amount of Units Repurchased; Pro Rata Repurchases	10
	9.	Withdrawal Rights	10
	10.	Extension, Suspension or Postponement of Repurchase Offer	11
	11.	Agreements Involving the Fund’s Securities	12
	12.	Certain Information about the Fund	12
	13.	Tax Consequences	13
	14.	Repurchase Fees	13
	15.	Proper Form of Repurchase Request Documents	13
		a. Proper Presentation of Units for Repurchase	13
		b. Signature Guarantees and Method of Delivery	13
		c. Determination of Validity	14
	16.	Recommendations	14
	17.	Source and Amount of Funds; Effect of the Repurchase Offer	15
	18.	Certain Legal Matters	16
	19.	Units of Directors and Officers; Transactions and Arrangements Concerning Units	16
	20.	Additional Information	17
	21.	Financial Statements	17

Exhibits

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Repurchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(v)	Form of Letter to Financial Intermediaries

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